Douglas E. McWilliams dmcwilliams@velaw.com
Tel 713.758.3613 Fax 713.615.5725
August 28, 2009
By Facsimile and EDGAR
Mr. H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Hiland Holdings GP, LP and co-filers
Schedule 13E-3
Filed July 1, 2009
File No. 5-82081

Preliminary Proxy Statement on Schedule 14A
Filed July 1, 2009
File No. 1-33018

Hiland Partners, LP, and co-filers
Schedule 13E-3
Filed July 1, 2009
File No. 5-80564

Preliminary Proxy Statement on Schedule 14A
Filed July 1, 2009
File No. 0-51120
Dear Mr. Owings:
     On behalf of our clients, Hiland Partners, LP (“Hiland Partners”) and Hiland Holdings GP, LP (“Hiland Holdings” and, together with Hiland Partners, the “Hiland Companies”), we are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 25, 2009 (the “Comment Letter”).

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission August 28, 2009 Page 2
     Concurrently with the submission of this letter, each Hiland Company is filing through EDGAR an amended joint preliminary proxy statement (File No. 0-51120 (with respect to Hiland Partners) and File No. 1-33018 (with respect to Hiland Holdings)) (the “Preliminary Joint Proxy Statement”) and Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (File No. 5-80564 (with respect to Hiland Farmers) and File No. 5-82081 (with respect to Hiland Holdings))(the “Schedules 13E-3”). The Preliminary Joint Proxy Statement and the Schedules 13E-3 have been amended in response to the Staff’s comments. For your convenience, we have hand delivered three marked copies of the Preliminary Joint Proxy Statement and the Schedules 13E-3, tracking all changes made since the previous filing.
     We have repeated in bold each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the respective Hiland Company’s response or the Hiland Companies’ joint response. All references to page numbers and captions correspond to the revised Preliminary Joint Proxy Statement, unless otherwise specified.
Hiland Holdings GP, LP
General
COMMENT:

1.	We note your acknowledgments at the end of your response letter dated August 11, 2009. However, you must include acknowledgements from each filing person that are signed by that filing person. Please revise.

RESPONSE:

The Hiland Companies have included such acknowledgments by all filings persons, which are attached as Annex A to this response letter.
Hiland Holdings GP, LP
Amendment No. 1 to Schedule 13E-3
COMMENT:

2.	We note your response to comment 1 in our letter dated July 28, 2009. However, in that response, you do not explain to us why you have not included Bert

Securities and Exchange Commission August 28, 2009 Page 3
Mackie, the trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust, as a filing person. Please revise or advise.

RESPONSE:

The Hiland Companies have revised the Schedules 13E-3 to include Bert Mackie as a filing person as requested and revised the disclosure throughout the Preliminary Joint Proxy Statement to reflect the addition of Mr. Mackie as a Schedule 13E-3 filing person.
Revised Preliminary Proxy Statement on Schedule 14A
Cover Page
COMMENT:

3.	Please revise your disclosure under the caption “Your Vote is Important” to name each general partner’s affiliates or to refer to a definition elsewhere in the proxy statement instead of referring security holders to the merger agreement.

RESPONSE:

The Hiland Companies have revised the disclosure as requested to include cross references to definitions within the Preliminary Joint Proxy Statement. Please see the revised disclosure on the cover page and pages 162 and 181 of the Preliminary Joint Proxy Statement.
Summary Term Sheet, page 1
COMMENT:

4.	Please revise the disclosure under the caption “The Merger Consideration” to quantify the per-share distribution arrearages that have accrued on the common units of each Hiland Company. We may have further comment.

RESPONSE:

The Hiland Companies have revised the disclosure as requested on pages 2, 3, 199 and 200 of the Preliminary Joint Proxy Statement.

Securities and Exchange Commission August 28, 2009 Page 4
Since Hiland Holdings does not have outstanding subordinated units, arrearages do not accrue on the common units of Hiland Holdings. Therefore the reference to the possibility of such accrual has been deleted on page 3 of the Preliminary Joint Proxy Statement to avoid confusion.
Recommendations of the Hiland Companies Boards of Directors and Conflicts....page 9
COMMENT:

5.	We note your response to comment 11 in our letter dated July 28, 2009. In that response, you state that “the Hiland Companies do not have directors or officers” because “each of the Hiland Companies is managed by its respective general partner, each of which has directors and officers that manage the day-to-day operations of that Hiland Company.” However, it appears that throughout your proxy statements you provide disclosures indicating that the “Hiland Companies,” which you define as the two registrants, Hiland Partners, LP and Hiland Holdings GP, LP, have directors and officers. For example, in the last paragraph on page 22, you include the titles of Joseph Griffin and Matthew Harrison as, “Joseph L. Griffin, the President and Chief Executive Officer of each of the Hiland Companies, and Matthew S. Harrison, the Chief Financial Officer of each of the Hiland Companies.” Therefore, please either revise your documents to consistently disclose that the Hiland Companies do not, in fact, have directors and officers or revise your fairness determinations and your disclosure here and throughout the filings to more clearly and consistently indicate whether the filing persons believe the going-private transaction is fair to unaffiliated unitholders.

RESPONSE:

The Hiland Companies have revised the Preliminary Joint Proxy Statement to clarify that references throughout the Preliminary Joint Proxy Statement to the directors and officers of a Hiland Company refer to the directors and officers of the general partner of that Hiland Company. Please see the revised disclosure on page 1 of the Preliminary Joint Proxy Statement.

Securities and Exchange Commission August 28, 2009 Page 5
Recommendations of the Hiland Partners Conflicts Committee and Hiland....page 48
COMMENT:

6.	We note your response to comment 19 in our letter dated July 28, 2009. In this regard, we note also your statement on the top of page 69 that the Hiland Holdings Conflicts Committee reached “its determination as to the fairness of the transactions contemplated by the Hiland Holdings merger agreement.” However, it does not appear that you have stated clearly and consistently that the Hiland Holdings Conflicts Committee determined that the going-private transaction is substantively fair to unaffiliated unitholders. Please revise or advise.

RESPONSE:

Hiland Partners has revised the disclosure on page 51 of the Preliminary Joint Proxy Statement as requested. Hiland Holdings has revised the disclosure on page 69 of the Preliminary Joint Proxy Statement as requested.
Opinion of Financial Advisor of Hiland Partners, page 55
COMMENT:

7.	We reissue comment 22 in our letter dated July 28, 2009, in part. Please revise your disclosure to include the components of each multiple for each comparable company in the Comparable Public Company Analysis. Also, please apply this comment to Barclays’ Selected Comparable Company Analysis, Selected Comparable Transaction Analysis, and Net Asset Valuation. Finally, for each discounted cash flow analysis, please show how Jefferies and Barclays derived the implied per-share equity value range from the underlying projections data.

RESPONSE:

The Hiland Companies supplementally advise the Staff that they have considered the Staff’s request to include the data underlying the financial analyses of Jefferies & Company and Barclays Capital and respectfully submit that they believe the disclosure of the financial analyses already included in the Preliminary Joint Proxy Statement summarizing the valuation methodologies utilized by Jefferies & Company and Barclays Capital provides clear and comprehensible summaries, and includes all information that would be material to a unitholder. Particularly, the Hiland Companies believe that including the calculations of the multiples for each individual component of the analyses is not material to an investor, and the addition of a significant amount of quantitative information could be confusing and misleading to an ordinary unitholder who is likely to lack experience with the quantitative analyses

Securities and Exchange Commission August 28, 2009 Page 6
and in the industry, and may lead such unitholders to place undue significance on non-relevant information. What is material to ordinary unitholders are the methodologies and results of the analyses of Jefferies & Company or Barclays Capital, as applicable, upon which the Conflicts Committees relied, which are fairly presented and summarized in the Preliminary Joint Proxy Statement. We therefore feel no further disclosure is required in order to provide a fair “summary” of the opinions as required by Item 1015(b)(6) of Regulation M-A.

The Hiland Companies also note that the requested disclosure of the data underlying the financial analyses has previously been disclosed as exhibits to the Schedules 13E-3 filed by each of Hiland Partners and Hiland Holdings, and therefore it is available to be reviewed by any unitholder who deems that such information is useful, particularly more sophisticated unitholders. Therefore, in response to discussions with the Staff, Hiland Partners has revised the disclosure on pages 59 and 61 of the Preliminary Joint Proxy Statement to include cross-references to the data contained in the Schedule 13E-3 underlying its financial analyses. Hiland Holdings has revised the disclosure on pages 82, 84, 86, 87, 89 and 90 of the Preliminary Joint Proxy Statement to include cross-references to the data contained in the Schedule 13E-3 underlying its financial analyses.

COMMENT:

8.	We note your response to comment 25 in our letter dated July 28, 2009. Please disclose which parties determined the amounts of consideration to be paid as required by Item 1015(b)(5) of Regulation M-A.

RESPONSE:

Hiland Partners and Hiland Holdings have each revised the Preliminary Joint Proxy Statement as requested. Please see the revised disclosure on pages 61 and 74 of the Preliminary Joint Proxy Statement.
Discounted Cash Flow Analysis, page 81
COMMENT:

9.	We note your response to comment 34 in our letter dated July 28, 2009. Please include the first three sentences of the second paragraph of that response in your documents.

Securities and Exchange Commission August 28, 2009 Page 7
RESPONSE:

Hiland Holdings has revised the disclosure on page 82 of the Preliminary Joint Proxy Statement as requested.
The Hiland Partners Merger Agreement, page 147
COMMENT:

10.	We note your response to comment 42 in our letter dated July 28, 2009. In the second-to-last paragraph of this section, and in the second-to-last paragraph of the similar section on page 167, you state that the description of the representations and warranties is included “solely” to provide Hiland Partners’ unitholders with information regarding the terms of the Hiland Partners merger agreement. Please revise this statement to remove your reference to the term “solely” because it could otherwise imply that your descriptions of the representations and warranties do not constitute public disclosure under the federal securities laws.

RESPONSE:

The Hiland Companies have revised the disclosure on pages 149 and 168 of the Preliminary Joint Proxy Statement as requested.
* * * * * * * * * * * * *
     If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-3613, or in his absence, Steve Gill at (713) 758-4458.

Very truly yours, Douglas E. McWilliams

Annex A
     As requested by the Staff, each undersigned filing person acknowledges that:
•	such filing person is responsible for the adequacy and accuracy of the disclosure in the filings concerning such person addressed in the letter to which this annex is attached; but none of them is responsible for the adequacy or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff from taking any action with respect to the filing; and

•	such filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This 28th day of August, 2009.

HILAND PARTNERS, LP
By:	Hiland Partners GP, LLC,
its general partner

By:	/s/ Joseph L. Griffin
Joseph L. Griffin
Chief Executive Officer

HILAND HOLDINGS GP, LP
By:	Hiland Partners GP Holdings, LLC,
its general partner

By:	/s/ Joseph L. Griffin
Joseph L. Griffin
Chief Executive Officer

Other filing persons:

HILAND PARTNERS GP, LLC
By:	/s/ Joseph L. Griffin
Joseph L. Griffin
Chief Executive Officer

HILAND PARTNERS GP HOLDINGS, LLC
By:	/s/ Joseph L. Griffin
Joseph L. Griffin
Chief Executive Officer

JOSEPH L. GRIFFIN
/s/ Joseph L. Griffin

HH GP HOLDING, LLC
By:	/s/ Harold Hamm
Harold Hamm
President

HLND MERGER CO, LLC
By:	/s/ Harold Hamm
Harold Hamm
President

HPGP MERGERCO, LLC
By:	/s/ Harold Hamm
Harold Hamm
President

HAROLD HAMM
/s/ Harold Hamm

BERT MACKIE, as Trustee of the Harold Hamm HJ Trust
/s/ Bert Mackie

BERT MACKIE, as Trustee of the Harold Hamm DST Trust
/s/ Bert Mackie

BERT MACKIE
/s/ Bert Mackie

CONTINENTAL GAS HOLDINGS, INC.
By:	/s/ Matthew Harrison
Matthew Harrison
Vice-President--Finance, Chief Financial Officer and Secretary

MATTHEW S. HARRISON
/s/ Matthew S. Harrison